Exhibit 99.1

Nortek Amends and Extends Asset Based Credit Agreement

Providence, RI, June 13, 2012 - Nortek, Inc. (Nasdaq: NTK), a diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products, today announced that it has amended and extended its $300 million senior secured asset based revolving credit agreement.

The amendment lowers the interest rates payable by Nortek and extends the maturity from December 17, 2015 to June 13, 2017. Additionally, certain provisions of the credit agreement have been amended to enhance Nortek's financial and operational flexibility.

"This amendment was accomplished, in part, due to the recent improvements in Nortek's financial profile," said President and Chief Executive Officer Michael J. Clarke. "The transaction provides Nortek with affordable liquidity to support future growth."

About Nortek

Nortek* is a diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and technology products. The Company offers a broad array of products, including: range hoods, bath fans, indoor air quality systems, heating, air conditioning and air management systems, and technology offerings including audio, video, access control, security, and digital display mounting and mobility products.

As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

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